SANGOMA TECHNOLOGIES CORPORATION ANNUAL AND SPECIAL MEETING TUESDAY, NOVEMBER 19, 2024 AT 11:00 A.M. EST FOR HOLDERS AS OF OCTOBER 15, 2024 80100R408 NOVEMBER 15, 2024 5 E * ISSUER CONFIRMATION COPY - INFO ONLY * _______________ FOR WITHHOLD 1 01-Allan Brett 0 0 _______________ 02-Al Guarino 0 0 _______________ 03-Marc Lederman 0 0 _______________ 04-Joanne Moretti 0 0 _______________ 05-Charles Salameh 0 0 _______________ 06-April Walker 0 0 _______________ _______________ FOR WITHHOLD 07-N. A. Worthington, III 0 0 _______________ Charles Salameh 2 Appointment of KPMG LLP Chartered Accountants as Auditors of the RECOMMENDATION: FOR Corporation for the ensuing year and authorizing the Directors to fix their remuneration. 3 To consider and, if deemed appropriate, to pass, with or without RECOMMENDATION: FOR variation, an ordinary resolution (the full text of which is set out in Schedule "A" to the management information circular) approving a new global ESPP. 1 OF 1 5 0 0 0 0 FOR WITHHOLD FOR AGAINST P19575- 10101010101010101010101010101010 11011011111010011001001001001001 11101011001010001100001010100000 11101111101000011100100011000111 1010011111100100100010001101110 10111001100001011010010000100101 10100000100100001010110010011110 10011101000100111001101100101111 11100010010000101001011100110100 1110110001001001101111000001111 11001001000010101011000011011110 11100001001001011011010000000101 10100100001010101001101111010000 10000100100101011111000110011101 1010000010110110110101011010000 11111111111111111111111111111111 10101010101010101010101010101010 11010010011000011001110001011101 11100010010100101000001001011000 1100100011001011110001101111001 10001010100111101000110111101110 10100101001110011101101100101101 10100010000010001110000000110010 10000100011001111110010001011001 1001000011010100100001001101011 10010010101110111101000000010101 11000010110100101001000000000000 11001000010001011100101101010011 10000100001000101110001011101010 1010100001010111110111100100110 11000010101110001000101000001100 11111111111111111111111111111111

SANGOMA TECHNOLOGIES CORPORATION ANNUAL AND SPECIAL MEETING TUESDAY, NOVEMBER 19, 2024 AT 11:00 A.M. EST NOVEMBER 15, 2024 5 E 1 O F 1 5 2601 14TH AVENUE MARKHAM, ON L3R 0H9 to be held at https://web.lumiconnect.com/#/266861517 SANGOMA TECHNOLOGIES CORPORATION 100 RENFREW DRIVE, MARKHAM, ON L3R 9R6 CANADA 10101010101010101010 11011011110010000111 11101011011010010100 11101111010000000111 10110110001001001100 10100100100001010011 10110000100100010000 111100100000101110 10000010010101110010 11101000001000000101 11111001000101101110 11100000011001110101 11100100110010010010 10000010000010000001 10010011001111000000 100111011000111111 10110010101100011100 10001100010001000101 10101101100010000010 11111111111111111111 P 1 9 5 7 5 - 1 0 0 1 0 1 0 1 0 1 0 1 1 1 1 0 0 1 0 1 0 1 0 1 0 1 1 1